FILED BY ENDURANCE SPECIALTY HOLDINGS LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: MONTPELIER RE HOLDINGS LTD.

COMMISSION FILE NO. 001-31468

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EDITED TRANSCRIPT
ENH - Q1 2015 Endurance Specialty Holdings Ltd Earnings Call

EVENT DATE/TIME: MAY 05, 2015 / 01:00PM GMT

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MAY 05, 2015 / 01:00PM GMT, ENH - Q1 2015 Endurance Specialty Holdings Ltd Earnings Call

CORPORATE PARTICIPANTS

Greg Schroeter Endurance Specialty Holdings Ltd. - SVP of IR and Corporate Development

John Charman Endurance Specialty Holdings Ltd. - Chairman and CEO

Mike McGuire Endurance Specialty Holdings Ltd. - CFO

CONFERENCE CALL PARTICIPANTS

Ryan Byrnes Janney Capital Markets - Analyst

Jay Cohen BofA Merrill Lynch - Analyst

Seth Canetto Keefe, Bruyette & Woods, Inc. - Analyst

Mike Zaremski Balyasny Asset Management LP - Analyst

PRESENTATION

Operator

Good morning, everyone and welcome to the Endurance Specialty Holdings first-quarter earnings results conference call. This call is being recorded. Your lines will be in a listen only mode during this presentation. You will have an opportunity to ask questions after the presentation. Instructions will be given at that time.

I would now like to turn the call over to Greg Schroeter, Senior Vice President of Investor Relations and Corporate Development. Please go ahead, sir.

Greg Schroeter - Endurance Specialty Holdings Ltd. - SVP of IR and Corporate Development

Thank you, Melanie, and welcome to the first quarter call. John Charman, Chairman and Chief Executive Officer and Mike McGuire, Chief Financial Officer will deliver our prepared remarks. Before turning the call over to John, I would like to note that certain of the matters that will be discussed today are forward-looking statements.

These statements are based on current plans, estimates, and expectations. And, include, but are not necessarily limited to, various elements of our strategy, business plans, growth prospects, market conditions, capital management initiatives, and information regarding our premiums, loss reserves, expenses, investment portfolio, and the pending transaction with Montpelier. Forward-looking statements are based on our current expectations and assumptions regarding our business, the markets in which we operate, the economy, and other future conditions that involve inherent risk and uncertainties.

A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, and we therefore, caution you against relying on any of these forward-looking statements. Forward-looking statements are sensitive to many factors, including those identified in Endurance’s annual report on Form 10-K and quarterly reports on Form 10-Q, that could cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date on which they are made, and Endurance undertakes no obligation, publicly, to update or revise any forward-looking statement. Whether, as a result of new information, future developments, or otherwise.

In addition, this presentation contains information regarding operating income and other measures that are non-GAAP financial measures. For reconciliation of these items to the most directly comparable GAAP financial measures, please refer to our press release, which can be found on our website at www.endurance.bm. I would like to turn the call over to John Charman.

John Charman - Endurance Specialty Holdings Ltd. - Chairman and CEO

Thank you, Greg. A very good Bermuda morning to you all and welcome to our first-quarter earnings call. As we reported last night, Endurance generated excellent results in the first quarter. With net income to common shareholders of $100.3 million, and $2.23 per share. Our book value per share ended the quarter at $62.79, up 3% since year end, when adding back dividends paid.

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MAY 05, 2015 / 01:00PM GMT, ENH - Q1 2015 Endurance Specialty Holdings Ltd Earnings Call

Underwriting profitability was very strong throughout our portfolios, as indicated by a combined ratio of 82.4%. We are now beginning to see the margin expansion we targeted when we began our transformation of Endurance in 2013. Our accident year loss ratios are now much more reflective of the high-quality diversified portfolios we have been building.

In addition, our expense initiatives and reinsurance purchasing activities have led to lower net G&A expenses and a lower G&A ratio. The first quarter’s strong financial results reflect the underlying strength of our businesses and balance sheet. Our global underwriting teams are now fully integrated in our Company, and we are having great success in attracting profitable specialty business to Endurance.

Gross premiums written were up 12.4% in the first quarter, despite the headwinds of intensifying competition. This growth is being achieved daily in the challenging market due to the differentiating strength of our broker and client relationships, combined with our strong underwriting expertise. Net premium levels declined modestly as we continue to optimize our risk-adjusted returns through the purchase of attractively priced and structured reinsurance and retrocession.

Importantly, we have secured a new hail quota share treaty for our crop business, which we expect to reduce volatility in that product line. Later in the call, I will provide our views on market conditions, renewal activities, and some additional thoughts on the acquisition of Montpelier.

First though, I’ll turn the call over to Mike to provide some additional comments on our first-quarter results.

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

Thanks, John, and good morning, everyone. In the first quarter, Endurance generated net income to common shareholders of $100.3 million and $2.23 per diluted share. Operating income was $91.2 million and $2.03 per share, with an annualized operating ROE of 13%. Our first-quarter results benefited from light catastrophe losses, strong favorable reserve development, reduced expenses, and stable ex cat accident year loss ratios. Our combined ratio was a healthy 82.4% in the current quarter.

Within our insurance segment, the first quarter combined ratio of 90.6% improved by 8.4 percentage points from the first quarter of 2014. The current quarter’s loss ratio benefited from higher levels of favorable development and a greater concentration of higher-margin specialty business, partially offset by some minor catastrophe losses related to U.S. winter storms.

As planned, our general and administrative expenses declined in the current quarter, as we benefited from increased ceding commissions received relating to our increased reinsurance purchasing. This favorable expense trend is expected to continue for the foreseeable future. Acquisition expenses partially offset the improvement in G&A, as our mix has shifted to a greater concentration of specialty business, which has higher acquisition costs.

In our reinsurance segment, the first quarter’s combined ratio of 78% benefited from light catastrophe losses as well as the positive impact of the rebalancing and re-underwriting we have implemented across the portfolio over the last two years. Our current quarter’s accident year loss ratio, ex catastrophes, was relatively flat with a year ago, reflecting our emphasis on expanding within specialty lines, while remaining disciplined in competitive markets.

Our general and administrative expenses increased modestly in the quarter due to strategic investments and new underwriting teams, while acquisition costs expanded due to our greater concentration in specialty lines. Gross premiums written in the first quarter were $1.3 billion, an increase of 12.4% compared to the first quarter last year. When excluding the impact of foreign currency rate changes, gross premiums grew approximately 16% in the quarter. This growth was the direct result of the significant investments we have made over the last two years to expand our underwriting capabilities by product and geography across our segments.

Within our insurance segment, first-quarter gross premiums written were $736 million, an increase of 12.9% from the first quarter of 2014. Excluding agriculture insurance, the current quarter’s gross premiums written of $219 million grew 76.3% or $95 million compared to a year ago as our expanded U.S. and London insurance underwriting teams continued to increase their market penetration as planned.

Within agriculture insurance, gross premiums written of $517 million were $11 million lower than a year ago driven by reduced commodity prices. This reduction was partially offset by higher policy counts, and the impact of new products recently implemented in the Federal Crop Insurance Program.

On a net basis, insurance premiums declined $39 million in the quarter as we continued to purchase significant levels of reinsurance protection across our portfolios. In the first quarter, the driver of the reduction was within agriculture insurance as we ceded greater levels of business to the federal government, while also ceding a greater level of premiums to third-party reinsurers through a significant new hail quota share treaty. We expect this new treaty, most of which is placed on a two-year basis, to substantially reduce the volatility from hail policies that we have historically experienced in our crop portfolio.

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MAY 05, 2015 / 01:00PM GMT, ENH - Q1 2015 Endurance Specialty Holdings Ltd Earnings Call

Within the reinsurance segment, first-quarter gross premiums written were $565 million, an increase of $60 million, or 11.9% compared to a year ago in spite of a highly competitive environment and the negative impact of foreign exchange rates. The growth in the current quarter was predominantly driven by expansion in our specialty lines of business at January 1st, especially within international agriculture and marine, where we added new teams in the summer of last year. Partially offsetting this growth were declines within property and casualty lines as we continue to non-renew business that no longer met our enhanced return objectives.

Turning to reinsurance net writings, net premiums written increased $5 million in the first quarter as we purchased significantly higher and broader levels of retrocession related to our catastrophe book of business. We also entered into a 10% whole account quota share this quarter that covers the majority of our global specialty reinsurance line of business.

Moving to investments, our portfolios’ total return was positive 88 basis points in the first quarter. Our net investment income was $41.9 million, up slightly from a year ago. While reinvestment rates remain low, we have benefited from the increased diversification in our portfolio beyond fixed income. Our expansion into equity and alternative assets have been a positive contributor to our returns.

Our investment portfolio remains conservatively positioned, with high quality assets and a relatively short duration of 2.95 years. The position which we believe will enable us to quickly reinvest at higher yields when opportunities arise.

Turning to our capital position, total shareholders’ equity ended the first quarter at nearly $3.3 billion. Book value per share was $62.79, which, when adding back dividends paid, was up 3% from year end 2014.

We maintained very strong financial flexibility to pursue our strategic objectives and to materially grow and position our business for the benefit of our shareholders. I’ll now turn the call back to John for some additional comments.

John Charman - Endurance Specialty Holdings Ltd. - Chairman and CEO

Thank you, Mike. As I mentioned in my opening remarks, the planned expansion of our underwriting talent and our more balanced product offering across a wider geographic footprint, has significantly increased our underwriting expertise and market relevance. As is evidenced in our gross written premiums and strong profitability, we have great momentum in our businesses that we expect to continue through the balance of this year and beyond.

As we’ve discussed on our fourth quarter earnings call, the competitive market conditions at the first of January continued to escalate as we anticipated. We expect competition will remain intense in all areas, remaining strongest in the short tail lines as industry profitability is still relatively strong, and capital, both traditional and alternative, is continuing to aggressively seek growth in these areas.

Our views on the current pricing environment remain relatively unchanged from last year. Within insurance, smaller casualty products continue to show positive rate changes, about 3% to 5%, while professional liability prices remain generally flat to modestly down. Competition within larger casualty products continues with rates flat to down around 5% depending on the class of business. Property and short tail rates continue to experience the largest pricing pressure, as losses remain benign and capital is plentiful.

Within reinsurance, conditions remain much more competitive across the board, with short tail and catastrophe exposures facing continuing pricing pressures. Longer tail reinsurance lines, while less competitive, continue to experience margin compression from higher ceding commissions, however, we expect this to stabilize through the rest of this year. Our business plan continues to assume these challenging market conditions will persist for at least the next few years.

As we reported on our last call, during the first of January renewal season, our reinsurance team executed our global strategy extremely well as we achieved targeted growth in several specialty lines, driven by superior client relationships rather than price competition. In addition, we continued to non-renew property and casualty lines of business that no longer met our enhanced profit targets.

During the first of April renewals, we continued to make strong progress with our clients in Japan. Our strategy for the Japanese renewal season was focused on increasing and diversifying our business with select high-quality clients. We were able to successfully execute that strategy, and as a result, our Japan portfolio grew approximately $10 million or 24% during the first of April renewals. During those renewals, market pricing remained competitive and risk adjusted rates were off by 10% to 15%. Despite the price competition, our portfolio continues to maintain strong underwriting margins and return potential.

In our insurance business, we continue to experience strong diversified growth within our U.S. and London businesses, driven by the excellent market leading underwriters that we have hired over the past two years. These teams, which we continue to add to, are attracting high-quality, profitable business to Endurance through their long-established relationships with brokers and clients.

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MAY 05, 2015 / 01:00PM GMT, ENH - Q1 2015 Endurance Specialty Holdings Ltd Earnings Call

Even as our organic prospects remain very strong, we have continued to aggressively pursue other ways to accelerate our strategic and financial development. To that point, in March we announced our agreement to acquire Montpelier. As we noted at the time, this transaction is a significant step forward for Endurance, and we expect it to provide us with immediate, substantial strategic and financial benefits that will enhance our ability to generate superior returns for our shareholders.

Our clients and distribution partners have already expressed their strong support for us in this transaction. We have already made great progress planning for a quick and effective integration of our businesses when the transaction closes. While there is still work to be done, our integration teams are already working very well together. We expect to file a joint proxy soon and then have the investors of both companies vote on the transaction in early July. Upon receipt of all necessary approvals, we anticipate closing the transaction shortly after the shareholder votes.

To date, we have made significant progress in substantially improving our profitability and market relevance as well as achieving solid organic growth across all of our portfolios. We continue to have great momentum, and I’m very confident that the high-quality underwriting talent and market leading expertise will strongly and positively differentiate Endurance in an increasingly challenging underwriting environment.

And with that, Melanie, we’re now ready for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

And, we’ll pause for a moment to assemble the queue. Ryan Byrnes, Janney Capital.

Ryan Byrnes - Janney Capital Markets - Analyst

Good morning, everyone. Just had a quick question on the crop book. That’s great that you guys got more protection for the crop hail book. But, I was just wondering if you guys could give an update on any sort of stop loss cover for the MPCI book? I know you guys bought stop loss last year, I think, at 85% loss ratio. Just wanted to see what you did this year?

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

Hi Ryan, it’s Mike McGuire. We did purchase a smaller level of stop loss protection this year, but we did execute a stop loss. That attaches on the MPCI book at a 90% loss ratio; provides about five points of cover. On the hail portfolio, which as you know, did generate some volatility for us over the last several years, we’ve entered into a quota share that essentially cedes out 90% of that portfolio.

John Charman - Endurance Specialty Holdings Ltd. - Chairman and CEO

Ryan, it essentially rebalances the portfolios. The quota share, on the hail, wasn’t available to us last year. So, I think, the way we’ve looked at it as more complete protection now that we’ve been able to achieve, which hopefully, is going to have a much better outcome.

Ryan Byrnes - Janney Capital Markets - Analyst

Great, thanks for the color on that. And then, shifting to the net written premium growth within the insurance segment, obviously, property was a strong grower in the quarter. Just want to get a little more color there. Is that from some growth in London as well? Just wanted to see where that’s coming from?

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

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MAY 05, 2015 / 01:00PM GMT, ENH - Q1 2015 Endurance Specialty Holdings Ltd Earnings Call

Yes, Ryan it’s Mike again. If you think about where our property business started a few years ago, we really didn’t have much property insurance business at all. We had a small earthquake only portfolio business. We launched last year an international insurance operation in London, with property and energy as part of that mix and it is included in that line of business. We also expanded our US insurance operation to include an all risk capability. And, so, the combination of our London business internationally and the E&S property business in the U.S. alongside the business that we’d already had on earthquake.

John Charman - Endurance Specialty Holdings Ltd. - Chairman and CEO

Ryan, it’s John again. If you look at all of the different product lines, with all of the different senior underwriters we’ve brought in throughout the U.S. and in London, our growth has been across everything, which is exactly what we thought we would do. That’s why we brought these great people in and they’re achieving exactly what we expected.

Ryan Byrnes - Janney Capital Markets - Analyst

Okay, great. And then, quickly, my last question is; we started to see some leverage on the G&A ratio. Obviously, the NPW in the insurance segment, ex crop is starting to grow again. Just want to get your thoughts there on where that ratio can get over time. And how far away are we getting to that targeted ratio for G&A in the segment?

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

Yes, Ryan, you’re right in pointing out that we have seen that leverage, and that’s what we’ve said we’ve been targeting for the last 1.5 years. And, the benefit of the reinsurance purchasing and ceding commission overrides that we receive is starting to earn through. And, that is a trend we expect to accelerate through this year. In addition, we maintain a very strong focus on expenses discipline across the Company, and with that discipline and the ceding commissions you should start seeing coming through in terms of growth in net written premiums. The leverage on the expense ratio should continue. In terms of targets for our insurance business or our overall G&A ratio, we would expect to see that moving towards the low teens and ultimately getting down to perhaps 10% as a G&A ratio across our business.

John Charman - Endurance Specialty Holdings Ltd. - Chairman and CEO

I think that is critical for us, not just at the front end that we’re really focused on, Ryan. We said two years ago that we would actually differentiate ourselves by our expense base. It’s taken a while to get ourselves sorted out, but we’ve now done all the heavy lifting in 2013 and 2014, and we’re going to drive that expense ratio down to those low teen numbers. It has to be a great differentiating factor over the next two or three years.

Ryan Byrnes - Janney Capital Markets - Analyst

Okay, great. Thanks for the color, guys.

John Charman - Endurance Specialty Holdings Ltd. - Chairman and CEO

No problems.

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

Thanks, Ryan.

Operator

Jay Cohen, Bank of America Merrill Lynch.

Jay Cohen - BofA Merrill Lynch - Analyst

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MAY 05, 2015 / 01:00PM GMT, ENH - Q1 2015 Endurance Specialty Holdings Ltd Earnings Call

Yes, thank you, good morning.

John Charman - Endurance Specialty Holdings Ltd. - Chairman and CEO

Good morning, Jay.

Jay Cohen - BofA Merrill Lynch - Analyst

You mentioned some new products on the ag side and I’m not familiar with exactly what’s going on. Could you talk about that?

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

Sure, Jay. With the new farm bill a year or so ago there was some additional products that were put into the Federal Crop Insurance Program. We refer to them as shallow loss covers or the SCO and the STAX programs that are providing very high attaching shallow loss covers. As a result of those new products and our distribution capabilities, we saw a meaningful expansion of the business from those products. We did cede a fair bit of that new business to the federal programs, given how close to loss those policies are. That is one of the reasons why our retention went down in the agriculture business. But, as I said, those were new products that were recently launched as part of the farm bill that was renewed a few years back.

Jay Cohen - BofA Merrill Lynch - Analyst

I want to get you sense of where you think cat pricing will look in the June and July renewals, and then, if you can give us an update, more specifically, on what’s happening in the marine/energy business, that would be helpful.

John Charman - Endurance Specialty Holdings Ltd. - Chairman and CEO

I think that we’re in the thick of the renewals for June. My personal view is that Florida is the bellwether. It will be interesting to see if the market reduces prices by more than single digits. I think we’re at that tipping point, inflection point, where, I think so much margin has been given away. It’s still very profitable business as long as you choose your cedants wisely. I do believe the margins are getting to a point where the market will push back a bit, so it’ll be an interesting renewal.

There are some very good businesses out there that have high quality portfolios, and naturally, they expect to have differentiating pricing. There’s a point beyond which all catastrophe underwriters will not go and I sense the market is moving in that direction. Certainly, the traditional reinsurance market, Jay. I can’t speak for the third-party capital markets because they’re different models.

As far as the energy portfolios are concerned, one of the real big issues is that there’s not a lot of growth in the global economy. If you look at the reduction in the price of oil, that’s having an impact on future investments. So, the first thing that happens when the price of oil drops to that extent is the fact that new investment in new facilities, new oilfields, new production; all of that comes to a grinding halt. But, we’re still building our portfolio. So, we’re in a very different position from most of the more mature energy insurance underwriting businesses in the marketplace.

Also, I think that Cliff Eastern, who runs our energy business out of London, he’s one of the most experienced energy underwriters in the industry. The relationships that we have with those major clients, both onshore and offshore, puts us in extremely good stead in terms of being able to access the business we need to continue to build the portfolio we want.

Jay Cohen - BofA Merrill Lynch - Analyst

Got it. That’s helpful, John. Thank you.

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MAY 05, 2015 / 01:00PM GMT, ENH - Q1 2015 Endurance Specialty Holdings Ltd Earnings Call

John Charman - Endurance Specialty Holdings Ltd. - Chairman and CEO

Thank you, Jay.

Operator

Seth Canetto, KBW.

Seth Canetto - Keefe, Bruyette & Woods, Inc. - Analyst

Thanks for taking my questions. The first one is just on the net premiums. Basically they’re impacted by the increased utilization of the reinsurance and retrocession and you purchased significant levels of reinsurance protection. I don’t really want specific guidance here, but for the rest of 2015, should the net to gross premium remain stable below the 60% range we’ve seen in the past two quarters?

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

Yes, Seth, it’s Mike. The major driver of the change in gross to net in the first quarter had to do with the increased cessions in our crop insurance business. So, if you step outside the crop insurance business, which I think, going forward that’s at a pretty stable level of retention from this point forward. Our insurance business, excluding agriculture; our retention was just about 50% a year ago. That’s ticked down a couple of points this year and I think we’re at that stable point in that 45% to 50% kind of retention. That’s a reasonable expectation for our insurance businesses outside of crop.

Within the reinsurance business, there were a couple of changes there. One, we have purchased a broader aggregate excess of loss coverage on our catastrophe portfolio. We also have some proportional covers on our catastrophe book that ticked up a couple of points, and in our specialty reinsurance business, we initiated a new 10% quota share. We’re getting to a run rate in terms of our retention, so I would say we should start to stabilize this year across our portfolios. We’ll continue to look at opportunities for appropriately managed, risk-adjusted return characteristics of our net portfolio. I think we’re on a pretty good run rate now as I think about our gross to net.

John Charman - Endurance Specialty Holdings Ltd. - Chairman and CEO

I think that the way I would characterize it is that all the businesses that we’ve now got running and operating are building themselves into where we need them to go. And that’s around that 50% ceding level which is the sort of comfort that we have given market conditions at this stage. Many of the reinsurance contracts that we have, which are quota shares, are multi-year deals. That’s why with a great deal of certainty we can look into the future feeling much more comfortable. As we continue to bring on new teams and new product lines, that’s where we will continue to be buying reinsurance, but it will be reinsurance based on new premium volume, not on what you’re seeing already, which will continue to develop strongly.

Seth Canetto - Keefe, Bruyette & Woods, Inc. - Analyst

Okay, that’s great, thanks. And then, moving on to margins, this is just on the total book, I saw that the core loss ratio improved by roughly 40 bps year over year, and this quarter’s improvement seems to be stemming mostly from the insurance segment. I did notice that the reinsurance deteriorated for the first time in about seven quarters, and as you guys add more attractive specialty business and you shrink the less attractive lines, do you see much more margin improvement? Or, have we, sort of, flat lined there as well?

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

I think from an accident year loss ratio perspective, we’re getting to a pretty good run rate. They’ll be ups and downs, line by line, quarter by quarter, but, if I look across the portfolios, we’re in a reasonably steady point for our insurance accident year loss ratios. Obviously, cats and large losses, will drive differences, but in terms of that core loss ratio, I think we’re at a pretty good run rate.

On the reinsurance side, there’s some mix changes going on. We did see in casualty reinsurance some tick up just to reflect pricing changes and some portfolio mix changes. But, I think we’re at a pretty steady run rate, and you pointed to deterioration in reinsurance, I would characterize the change there as rather modest and certainly reflective of the market that we’re operating in.

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MAY 05, 2015 / 01:00PM GMT, ENH - Q1 2015 Endurance Specialty Holdings Ltd Earnings Call

Seth Canetto - Keefe, Bruyette & Woods, Inc. - Analyst

All right, great. That’s it. Thanks a lot.

Operator

(Operator Instructions)

Mike Zaremski, Balyasny.

Mike Zaremski - Balyasny Asset Management LP - Analyst

A couple clarifying questions on the dynamics impacting the G&A and acquisition cost ratios. First, it sounds like the ceding commissions are decreasing the G&A ratio. I thought those traditionally flow through the acquisition line item? And number two, was there an overall net benefit to the bottom line from this strategy? It looks like it was a wash this quarter and the catastrophe PMLs didn’t decline despite the retro purchases.

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

Mike, let me take the first part of your question. With respect to the ceding commission, to the extent that we’re ceding proportional premiums and receiving a ceding commission, we will, basically, offset the acquisition expense on a ceded basis, at the same level as we’re taking it in on the front end. So, the net acquisition ratio is consistent with the gross, and the ceding commission basically offset that acquisition ratio. To the extent that there is excess ceding commission over and above the acquisition cost ratio, which there is a good margin there, that excess is basically crediting into our G&A expenses. As the ceding commission’s earned, that is an accelerating benefit that we see coming through.

With respect to your question on PMLs. The PMLs that you would have seen reflected in our supplement, would have been out of January 1st and our PMLs are at almost historic low levels, reflecting the retrocession we’ve purchased. We’ve also offset some of that retrocession, we’ve had good growth across our portfolios in targeted areas, some on the cat side, but also on our property, marine and energy lines on the insurance side as they start to grow from zero up to a level of scale. That’s offsetting some of that PML reduction.

Mike Zaremski - Balyasny Asset Management LP - Analyst

So, is there also going to be a timing issue on the PMLs? Because you guys bought more retro, but you’re talking about January 1st and it’s May already.

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

No. The retro was effective at January 1st and that would’ve been reflected in the PMLs that we had reported at January 1st.

Mike Zaremski - Balyasny Asset Management LP - Analyst

Okay, got it, and lastly, any additional details on the specialty reinsurance whole account retro quota share you purchased? Is that something you guys hit opportunistically? Is that there was some new product available to you guys this year? Was it from a traditional player or, a non-traditional?

John Charman - Endurance Specialty Holdings Ltd. - Chairman and CEO

No, it was a long-standing relationship that we’d had in our prior lives. One of the great things about the validation of what we’re doing is that our long-standing previous trading partners have wanted to come in and share in our new business going forward. So, it was really taking up a relationship that we had had in our prior lives. But, it’s a very useful relationship to have.

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MAY 05, 2015 / 01:00PM GMT, ENH - Q1 2015 Endurance Specialty Holdings Ltd Earnings Call

Mike Zaremski - Balyasny Asset Management LP - Analyst

Got it. Thanks for the color.

Mike McGuire - Endurance Specialty Holdings Ltd. - CFO

Thank you.

Operator

And, we have no other questions at this time. I’d like to turn the call back to John Charman for any additional or closing remarks.

John Charman - Endurance Specialty Holdings Ltd. - Chairman and CEO

Thank you Melanie. Thank you all again for joining us on our call today. We very much look forward to speaking with you during the next few months, and especially on our second quarter earnings call in early August. And lastly, enjoy the summer.

Operator

This does conclude today’s call. We thank you for your participation.

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